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                                                                    EXHIBIT 99.1


April 9, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Arthur Andersen LLP has represented to Metrocall, Inc. that its audit was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit, availability of national office consultation and availability of personnel at foreign affiliates was not relevant to our audit; therefore, the assurances from Andersen as to foreign affiliates are not applicable to us.

Sincerely,

s/ Vincent D. Kelly

Vincent D. Kelly
Metrocall, Inc.
Chief Financial Officer, Executive Vice President, and Treasurer